SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes acquisition of Shell's Paraguayan merchandizing and distribution business

(Rio de Janeiro, March 31, 2006). — PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that on March 30 it concluded the acquisition of Shell's merchandizing and distribution business in Paraguay, with respect to the fuel operations (retail and commercial market). The acquisition includes the service stations together with the convenience stores throughout Paraguay, the LPG merchandizing assets and the installations for the sale of aviation fuels at Asuncion and Cidade Del Este airports.

As from March 30, the service stations under the Shell banner will be operating under Petrobras' responsibility. The changeover from the Shell to the Petrobras brand name will be concluded within 18 months. Within in this period, all service stations will have been converted to the Petrobras design and livery. The service stations' customer relationships will be maintained in order to maximize the business potential in Paraguay,

Petrobras will maintain existing employee benefits and will continue to provide employment to Shell's entire labor force in the country.

Paraguay is geographically strategic to Petrobras given its proximity to Brazil, Argentina and Bolivia. The logistical boost provided by this acquisition presents excellent growth potential as well as possibilities of capturing synergies in conjunction with Petrobras' existing Southern Cone assets.

This operation is in line with Petrobras' Strategic Planning objectives of consolidation as an integrated energy company with a strong international presence and as a leader in Latin America.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A — PETROBRAS
Investor Relations Department
Raul Adalberto de Campos— Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 — Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should“, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.